Exhibit 99.65

Skeena Resources Ltd.

Restricted Share Unit Plan

SKEENA RESOURCES LTD.

RESTRICTED SHARE UNIT PLAN

1.	DEFINED TERMS

1.1	Where used herein, the following terms shall have the following meanings, respectively:

(a)	“Account” means the account maintained by the Corporation for each Participant in connection with the operation of the Plan to which any Restricted Share Units in respect of a Participant will be credited under the Plan;

(b)	“Administrator” has the meaning ascribed thereto in Section 10.4;

(c)	“Applicable Withholding Taxes” has the meaning ascribed thereto in Section 12.2;

(d)	“Beneficiary” means an individual who as of the date of the Participant's death, has been designated as the Participant's beneficiary in accordance with Section 9.2 and the laws applying to the Plan, or, where no one has been validly designated or the individual designated does not survive the Participant, the Participant's legal representative;

(e)	“Board” means the board of directors of the Corporation;

(f)	“Business Day” means a day on which there is trading on the TSX-V or TSX (or, if the Shares are not then listed and posted for trading on the TSX-V or TSX, such other stock exchange on which the Shares are then listed and posted for trading), and if none, a day that is not a Saturday or Sunday or a national legal holiday in Canada;

(g)	“Change of Control” means:

i.	the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of (i) voting securities of the Corporation which, together with any other voting securities of the Corporation held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Corporation or (ii) a sufficient number of the voting rights attached to the outstanding voting securities of the Corporation which, together with the voting securities held by such person or company or persons or companies, affect materially the control of the Corporation, and such person or company or persons or companies did not hold a sufficient number of voting rights to affect materially the control of the Corporation immediately prior to the time of such acquisition;

ii.	an amalgamation, arrangement or other form of business combination of the Corporation with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Corporation (including a merged or successor company) resulting from the business combination; or

iii.	the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than a subsidiary of the Corporation or other than in the ordinary course of business of the Corporation;

(h)	“Committee” has the meaning ascribed thereto in Section 10.2;

(i)	“Constructive Dismissal” means a material change, as determined on a case by case basis after the occurrence of a Change of Control and having regard for, among other things, the duties and responsibilities of, and compensation payable to, the Participant both prior and subsequent to the Change of Control, in the terms and conditions of the Participant's employment by the Corporation (or a Subsidiary, as applicable) which is adverse to the Participant's interests and is not agreed to by the Participant and which results in the Participant's constructive dismissal as determined by the common law;

(j)	“Consultant” means an individual or corporation, other than an employee, executive officer or director of the Corporation or a Related Entity of the Corporation, that is engaged to provide consulting, technical, management or other services to the Corporation or a Related Entity of the Corporation (other than services provided in relation to a distribution) under a written consulting agreement with the Corporation or the Related Entity and that spends or will spend a significant amount of time and attention on the affairs and business of the issuer or a related entity of the issuer and includes a person who is otherwise a “Consultant” within the meaning of section 2.22 of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators;

(k)	“Corporation” means Skeena Resources Ltd., and includes any successor corporation thereof;

(l)	“Designated Broker” has the meaning ascribed thereto in Section 5.3(b);

(m)	“Disability” means either:

i.	a medically determinable physical injury or mental incapacity which is expected to result in death or to last for a continuous period of not less than twelve months and which causes an individual to be unable to engage in substantial gainful activity, or any other condition of impairment, which the Board determines prevents or would prevent the Participant from satisfactorily performing the substantial and material duties of his or her position with the Corporation; or

ii.	where a Participant has a written employment agreement with the Corporation or a Subsidiary, “Disability” as defined in such employment agreement, if applicable;

(n)	“Employer” means, in respect to a Participant who is an officer, director or employee, the entity that employs the Participant (or that employed the Participant immediately prior to his Termination Date), and, in respect of a Participant who is a Consultant, the entity with which the Consultant has or had a written consulting agreement, and, in each case, the Employer shall be the Corporation or a Subsidiary;

(o)	“Expiry Date” means, with respect to any Restricted Share Unit, the date specified in the applicable Grant Agreement, if any, as the date on which the Restricted Share Unit will be terminated and cancelled or, if later or no such date is specified in the Grant Agreement, December 31 of the third (3rd) calendar year following the end of the applicable Service Year;

(p)	“Fair Market Value”, of a Share, on a particular date, means:

i.	where the Share is not listed on an Exchange, the fair market value of a Share on that day determined by the Board in good faith; and

ii.	the volume-weighted average price of the Shares traded on the TSX-V or TSX for the five (5) trading days immediately preceding such date (or, if the Shares are not then listed and posted for trading on the TSX-V or TSX, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Corporation).

(q)	“Grant Agreement” means the written agreement between the Corporation and a Participant, in such form as may be approved by the Board, under which a Restricted Share Unit is granted, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan;

(r)	“Grant Date” means the date upon which a Restricted Share Unit is credited to a Participant pursuant to the terms of the Plan;

(s)	“Insider” has the same meaning ascribed to that term as set out in the TSX Company Manual;

(t)	“non-executive director” has the meaning set out in Section 4.1(d);

(u)	“Participant” means an officer, director, employee, or Consultant of the Corporation or a Subsidiary whose services to the Corporation or Subsidiary are sufficient, in the opinion of the Board, to warrant participation in the Plan and who is designated by the Board as a Participant;

(v)	“Participant Information” has the meaning ascribed thereto in Section 10.7;

(w)	“Performance Criteria” means such financial, operation, transaction-based and personal performance criteria, or any one or more of them, as may be determined by the Board in respect of the grant of Restricted Share Units to any Participant, which criteria may be applied to either the Corporation and its Subsidiaries as a whole or to the Corporation or a Subsidiary individually or in any combination, and measured either in total, incrementally or cumulatively over a calendar year or such other performance period as may be specified by the Board in its sole discretion, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group;

(x)	“Plan” means this Skeena Resources Ltd. Restricted Share Unit Plan, as the same may be further amended or varied from time to time;

(y)	“Redundancy” means the termination of employment due to the fact that,

i.	the person’s employer has ceased or intends to cease to carry on business for the purposes of which the employee was employed by him, or to carry on that business in the place where the employee was so employed, or

ii.	the requirements of that business for employees to carry out work of a particular kind, or for employees to carry out work of a particular kind in the place where the employee was employed by the employer, have ceased or diminished or are expected to cease or diminish;

(z)	“Related Entity” means a person that is controlled by the Corporation or is controlled by the same person that controls the Corporation and “control” for the purpose of this definition has the same meaning as set out in section 2.23 of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators;

(aa)	“Restricted Share Unit” means a restricted share unit credited pursuant to Article 3, by means of an entry on the books of the Corporation, to a Participant, each of which represents the right to receive a cash payment or its equivalent in fully-paid Shares equal to the Fair Market Value of a Share calculated at the Vesting Date, in the manner, and subject to the terms of the Plan;

(bb)	“Retirement” means the termination of employment due to retirement of a Participant on or after such Participant’s normal retirement date under the applicable retirement plan or policy of his or her employer or due to early retirement with the consent of the Board;

(cc)	“RSU Payment Date” has the meaning ascribed thereto in Section 5.3(a);

(dd)	“Service Year” the year in which the Participant performed the services to which the grant of Restricted Share Units relates;

(ee)	“Share” means a Common share without par value in the capital of the Corporation;

(ff)	“Subsidiary”, in relation to the Corporation, means any body corporate, trust, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units, as applicable, or ownership or beneficial interest sufficient to elect the majority of the directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by the Corporation;

(gg)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereto, as amended from time to time;

(hh)	“Termination Date” means the date on which a Participant ceases, for any reason including resignation, termination, death or disability, to be an active employee, director or Consultant, as the case may be, and, in the case of a Participant who is an employee, where the employment is terminated by the Employer, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided and, in the case of a Participant who is a Consultant, the date the written contract between the Consultant and the Corporation or any Subsidiary is terminated or expires and the Consultant no longer provides services thereunder. A Participant will be deemed not to have ceased to be an employee of the Corporation or a Subsidiary in the case of a transfer of his employment between the Corporation and a Subsidiary or a transfer of employment between Subsidiaries;

(ii)	“TSX” means the Toronto Stock Exchange;

(jj)	“TSX-V” means the Toronto Venture Exchange;

(kk)	“Vested Restricted Share Unit” means any Restricted Share Unit which has vested in accordance with the terms of the Plan and the terms of any applicable Grant Agreement; and

(ll)	“Vesting Date” means, in respect of any Restricted Share Unit, the date that the Restricted Share Unit becomes a Vested Restricted Share Unit.

1.2	As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires and references to person includes any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), unincorporated association, trust, trustee, executor, administrator or other legal representative. The headings of the articles, sections and clauses are inserted herein for convenience of reference only and shall not affect the meaning of construction thereof.

1.3	Unless otherwise specified, time periods wherein or following which any payment (whether in cash or Shares) is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment (whether in cash or Shares) is required to be made on a day which is not a Business Day, such action shall be taken or such payment shall be made on the immediately preceding Business Day.

2.	PURPOSE OF THE PLAN

2.1	The purpose of the Plan is to promote profitability and enhance the long term value of the Corporation; to retain and attract key employees; align the interests of management and employees with the interests of shareholders; to recognize the contribution of Participants in the Plan to the growth of the company; and to provide a longer term incentive element in an overall compensation package which is competitive with the Corporation’s peer group.

3.	GRANT OF RESTRICTED SHARE UNITS

3.1	The Corporation may from time to time grant Restricted Share Units to a Participant in such numbers, at such times and on such terms and conditions, consistent with the Plan, as the Board may in its sole discretion determine; provided, however, that no Restricted Share Units will be granted after December 15 of a given calendar year. For greater certainty, the Board shall, in its sole discretion, determine any and all conditions to the vesting of any Restricted Share Units granted to a Participant, which vesting conditions may be based on either or both of: (a) the Participant's continued employment with, or provision of consulting services to, the Corporation or a Subsidiary; or (b) such other terms and conditions including, without limitation, Performance Criteria, as the Board may determine in accordance with Section 3.2, provided that no such vesting condition for a Restricted Share Unit granted to an officer, director or employee shall extend beyond December 15 of the third calendar year following the Service Year in respect of which the Restricted Share Units were granted and all vesting conditions for a Restricted Share Unit granted to an officer, director or employee shall be such that the Restricted Share Unit complies at all times with the exception in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act.

3.2	Subject to the terms of the Plan, the Board may determine other terms or conditions of any Restricted Share Units, and shall specify the material terms thereof in the applicable Grant Agreement, which shall be in such form as prescribed by the Board from time to time. Without limiting the generality of the foregoing, such additional terms and conditions may include terms or conditions relating to:

(a)	the market price of the Shares;

(b)	the return to holders of Shares, with or without reference to other comparable companies;

(c)	the financial performance or results of the Corporation or a Subsidiary;

(d)	the achievement of Performance Criteria or other performance criteria relating to the Corporation or a Subsidiary;

(e)	any other terms and conditions the Board may in its discretion determine with respect to vesting or the acceleration of vesting; and

(f)	the Vesting Date;

which shall be set out in the Grant Agreement. The conditions may relate to all or a portion of the Restricted Share Units in a Grant and may be graduated such that different percentages (which may be greater or lesser than 100%) of the Restricted Share Units in a Grant will become vested depending on the extent of satisfaction of one or more such conditions. The Board may, in its discretion, subsequent to the Grant Date of a Restricted Share Unit, waive any such term or condition or determine that it has been satisfied subject to applicable law. For greater certainty, no term or condition imposed under a Grant Agreement may have the effect of causing settlement and payout of a Restricted Share Unit to occur after December 31 of the third calendar year following the Service Year in respect of which such Restricted Share Unit was granted.

3.3	No certificates shall be issued with respect to Restricted Share Units.

3.4	The Board shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties, which records shall, absent manifest error, be considered conclusively determinative of all information contained therein.

3.5	The Corporation shall maintain in its books an Account for each Participant recording at all times the number of Restricted Share Units standing to the credit of such Participant. Restricted Share Units that fail to vest in a Participant pursuant to the provisions of the Plan, or that are paid out to the Participant or his Beneficiary, shall be cancelled and shall cease to be recorded in the Participant's Account as of the date on which such Restricted Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be.

4.	SHARES SUBJECT TO THE PLAN

4.1	This Section 4.1 applies to any securities that may be acquired by Participants on any RSU Payment Date pursuant to Section 5.3(b) that consist(s) of authorized but unissued Shares. Subject to adjustment for any subdivision, consolidation or distribution of Shares as contemplated by, and in accordance with, Article 8:

(a)	The number of Shares issuable from treasury pursuant to the Plan shall not exceed five percent (5%) of the issued and outstanding Shares.

(b)	The number of Shares issued to Insiders from treasury pursuant the Plan, together with any other share compensation arrangement of the Corporation that provides for the issuance of Shares from treasury, shall not, within a one (1) year period, exceed ten percent (10%) of the issued and outstanding Shares.

(c)	The number of Shares issuable to Insiders from treasury pursuant to Restricted Share Units granted under the Plan, together with any other share compensation arrangement of the Corporation that provides for the issuance of Shares from treasury, shall not, at any time, exceed ten percent (10%) of the issued and outstanding Shares from time to time.

(d)	This Section 4.1 and any Employer's right to elect under Section 5.3(b) to satisfy RSUs by the issuance of Shares from treasury will be effective only upon receipt of all necessary shareholder approvals of the Plan, as amended from time to time, as required by the rules, regulations and policies of the TSX and any other stock exchange on which Shares are listed or traded.

(e)	The aggregate equity award value, based on grant date fair value, of any grants of Restricted Share Units under Section 3.1 that are eligible to be settled in Shares, in combination with the aggregate equity award value, based on a grant date fair value, of any grants under any other share compensation arrangements of the Corporation, that may be made to a Participant who is a non-executive director for a year shall not exceed $150,000. For greater certainty, the limitation on equity award value referenced above shall not apply to a Participant who is an executive of the Corporation or a Subsidiary.

(f)	If any Restricted Share Unit granted under the Plan shall expire, terminate or be cancelled for any reason (including, without limitation, the satisfaction of the Restricted Share Unit by means of a cash payment) without being exercised or settled in the form of Shares issued from treasury, any unissued Shares to which such Restricted Share Units relate shall be available for the purposes of the granting of further Restricted Share Units under the Plan. If any rights to acquire Shares granted under any other security-based compensation arrangements of the Corporation shall expire or terminate for any reason without having been exercised in full, any unpurchased Shares to which such security relates shall be available for the purposes of the granting of further Restricted Share Units under the Plan.

5.	VESTING AND PAYOUT OF RESTRICTED UNITS

5.1	Except as otherwise provided herein, the number of Restricted Share Units subject to each grant, the Expiry Date of each Restricted Share Unit, the Vesting Dates with respect to each grant of Restricted Share Units and other terms and conditions relating to each such Restricted Share Unit shall be determined by the Board.

5.2	Restricted Share Units granted hereunder shall, unless otherwise determined by the Board, and as specifically set out in the Grant Agreement, vest as to 1/3 on each of the first and second anniversaries of the Grant Date, and the remaining 1/3 shall vest on the earlier of: (i) the third anniversary of the Grant Date; and (ii) December 15 of the third calendar year following the Service Year in respect of which the Restricted Share Units were granted.

5.3	The following are the procedures that will be followed by the Corporation on the vesting of Restricted Share Units. The references to Withholding Taxes apply to Canadian withholdings applicable to a Participant who is an officer, director or employee of the Corporation or a Subsidiary that had Restricted Share Units granted under the Plan. The Appendix to the Plan applies to Participants that are US Taxpayers. Participants that are Consultants and are non-employees of the Corporation should seek their own advice as to the timing and taxation of the grant and vesting of Restricted Share Units under the Plan.

(a)	On a date (the “RSU Payment Date”) to be selected by the Board following the date a Restricted Share Unit has become a Vested Restricted Share Unit, which date shall be within fifteen (15) days of the Vesting Date and which date shall not, in any event, extend beyond December 15th of the third year following the Service Year for any particular Restricted Share Unit, the Employer shall make to a Participant a cash payment equal to the product of the number of Vested Restricted Share Units recorded in the Participant's Account multiplied by the Fair Market Value on the Vesting Date, less Applicable Withholding Taxes or be issued from treasury and receive the number of whole Shares that is equal to the number of whole Vested Restricted Share Units recorded in the Participant’s Account on the RSU Payment Date. The Participant must provide the Employer with a cheque for any Applicable Withholding Taxes prior to the release of any Shares to the Participant or the Employer may arrange for a Designated Broker to sell such number of Shares as is sufficient to pay the Applicable Withholding Taxes and deliver such amount to the Employer for remittance to the Canada Revenue Agency.

(b)	Subject to Section 5.3(c) and Section 5.3(d), and the receipt of all necessary shareholder approvals as required under the rules, regulations and policies of the TSX, TSX-V and any other stock exchange on which Shares are listed or traded, the Employer may, in lieu of the cash payment contemplated in Section 5.3(a) above, on the RSU Payment Date, elect to either issue (or cause to be issued) to the Participant or through a broker designated by the Participant who is independent from the Corporation and any subsidiary (the “Designated Broker”), acquire on behalf of such Participant, the number of whole Shares that is equal to the number of whole Vested Restricted Share Units recorded in the Participant’s Account on the RSU Payment Date (less any amounts in respect of Applicable Withholding Taxes). If the Employer elects to arrange for the purchase of Shares by a Designated Broker on behalf of the Participant, the Employer shall contribute to the Designated Broker an amount of cash sufficient, together with any reasonable brokerage fees or commission fees related thereto, to purchase the whole number of Shares to which the Participant is entitled and the Designated Broker shall, as soon as practicable thereafter, purchase those Shares, on behalf of such Participant, on the TSX or TSX-V (or other stock exchange on which the Shares are listed or traded).

(c)	Notwithstanding any other provision of the Plan, all amounts payable to, or in respect of, a Participant under this Section 5.3, including, without limitation, the issuance or delivery of Shares or a lump sum cash payment, shall be paid or delivered on or before December 31 of the third calendar year commencing immediately following the Service Year in respect of the particular Restricted Share Unit.

(d)	Subject to Section 5.3(c) above, the Board or the Administrator will ensure that delivery of the Shares or cash payment required by Section 5.3(c), is made within fifteen (15) Business Days after the RSU Payment Date.

(e)	Upon payment of any amount pursuant to this Section 5.3 in cash or Shares, as the case may be, the particular Restricted Share Units in respect of which such payment was made shall be cancelled and no further payments (whether in Shares or cash or otherwise) shall be made in relation to such Restricted Share Units.

6.	DIVIDEND EQUIVALENTS

6.1	On any record date that occurs during the period from the Grant Date to the RSU Payment Date on which a cash dividend is paid on Shares, a Participant’s account will be credited with the number of Restricted Share Units (including fractional Restricted Share Units, computed to three digits) calculated by:

(a)	multiplying the amount of the dividend per Share by the aggregate number of Restricted Share Units (taking into account both vested and unvested Restricted Share Units) that were credited to the Participant’s account as of the record date for payment of the dividend, and

(b)	dividing the amount obtained in paragraph (a) above by the Fair Market Value on the date on which the dividend is paid.

6.2	The additional Restricted Share Units granted to a Participant shall be subject to the same terms and conditions, including vesting and settlement terms, as the corresponding Restricted Share Units, as the case may be.

7.	TERMINATION, RETIREMENT AND CHANGE OF CONTROL

7.1	Notwithstanding the provisions of Article 5 and subject to the remaining provisions of this Article 7 and to any express resolution passed by the Board, on a Participant's Termination Date, any Restricted Share Units granted to such Participant which have not become Vested Restricted Share Units prior to the Participant's Termination Date shall terminate and become null and void as of such date.

7.2	Where the Participant's Termination Date occurs as a result of the Participant's Disability or Retirement or Redundancy:

(a)	any unvested Restricted Share Units standing to the credit of such Participant that would otherwise have vested within sixty (60) days of the Participant's Termination Date shall immediately become Vested Restricted Share Units and shall be settled within sixty (60) days after the Participant's Termination and otherwise in the ordinary course in accordance with Section 5.3 of the Plan and all other Restricted Share Units that remain unvested as of the Participant's Termination Date shall terminate and become null and void as of such date; and

(b)	if no Restricted Share Units standing to the credit of such Participant would otherwise have vested within sixty (60) days of the Participant’s Termination Date, then a pro-rata portion of the Participant’s Restricted Share Units that are scheduled to vest on the next scheduled Vesting Date set forth in the Grant Agreement shall vest, based on the number of days since the Grant Date to the Termination Date in relation to the total number of days since the Grant Date to such Vesting Date, and such Restricted Share Units shall be settled in the ordinary course in accordance with Section 5.3 of the Plan and all other Restricted Share Units that remain unvested as of the Participant’s Termination Date shall terminate and become null and void as of such date.

7.3	Where the Participant's Termination Date occurs as a result of the Participant's death, any Restricted Share Units standing to the credit of such Participant shall continue to vest (and be paid out) in the normal course for a period of twelve (12) months after the Participant's Termination Date. Any Restricted Share Units granted to such Participant which have not become Vested Restricted Share Units on or before the date that is the first anniversary of the Participant's Termination Date shall terminate and become null and void as of such date.

7.4	In the event of a Change of Control or a determination by the Board that a Change of Control is expected to occur, the Board shall have the authority to take all necessary steps so as to ensure the preservation of the economic interests of the Participants in, and to prevent the dilution or enlargement of, any Restricted Share Units, including, without limitation: (i) ensuring that the Corporation or any entity which is or would be the successor to the Corporation or which may issue securities in exchange for Shares upon the Change of Control becoming effective will provide each Participant with new or replacement or amended Restricted Share Units which will continue to vest and be exercisable following the Change of Control on similar terms and conditions as provided in this Plan; (ii) causing all or a portion of the outstanding Restricted Share Units to become Vested Restricted Share Units (irrespective of their vesting conditions) prior to the Change of Control, except that any such accelerated vesting shall require the termination of the Participant’s employment in accordance with Section 7.5 unless a Participant’s economic interest in any Restricted Share Units would not be preserved or dilution or enlargement of any Restricted Share Units would not be prevented, in which case the Board shall have the authority to cause all or a portion of the outstanding Restricted Share Units to become Vested Restricted Share Units irrespective of whether the Participant is terminated; or (iii) any combination of the above.

7.5	Provided that payments have not been made in respect of a Participant's Restricted Share Units in accordance with Section 5.3, if the employment of a Participant is terminated by the Corporation (or a Subsidiary, as applicable) or by the Participant as a result of Constructive Dismissal, within six (6) months following a Change of Control, subject to the provisions of any applicable Grant Agreement, all Restricted Share Units credited to the Participant and then outstanding shall (whether otherwise vested or not at such time) become Vested Restricted Share Units at the time of such termination and each Participant shall be entitled to payouts in accordance with Article 5; provided that in the event that any Restricted Share Units are subject to Performance Criteria, the number of vested Restricted Share Units will be determined by multiplying the number of Restricted Share Units under the applicable Grant Agreement by the pro rata Performance Criteria achieved by the Termination Date.

8.	AMENDMENT AND TERMINATION

8.1	Subject to this Article 8, the Plan may be amended at any time by the Board in whole or in part, provided that no amendment shall be made which would cause the Plan, or any Restricted Share Units granted hereunder, to cease to comply with the exception in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act or any successor provision thereto. Upon termination of the Plan, subject to a resolution of the Board to the contrary, all unvested Restricted Share Units shall remain outstanding and in effect and continue to vest and be paid out in accordance with the terms of the Plan existing at the time of its termination and the applicable Grant Agreement, provided that no further Restricted Share Units will be credited to the Account of any Participant. The Plan will terminate on the date upon which no further Restricted Share Units remain outstanding.

8.2	In the event of any subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Corporation or other distribution of the Corporation's assets to shareholders of the Corporation (other than the payment of ordinary course cash or stock dividends in respect of the Shares), the number of Shares subject to this Plan and the Restricted Share Units then outstanding under the Plan shall be adjusted in such manner, if any, as the Corporation may in its discretion deem appropriate to preserve, proportionally, the interests of Participants under the Plan. Adjustments under this Section 8.2 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. All fractional Restricted Share Units shall be rounded down.

8.3	Subject to Section 8.4 and the policies, rules and regulations of any lawful authority having jurisdiction over the Corporation (including any exchange on which the Shares are then listed and posted for trading), the Board may at any time, without further action by, or approval of, the holders of Shares, amend the Plan or any Restricted Share Unit granted under the Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)	Ensure that Restricted Share Units granted under the Plan will comply with any provisions respecting restricted share units or other security based compensation arrangements in the Tax Act or other laws in force in any country or jurisdiction of which a Participant to whom a Restricted Share Unit has been granted may from time to time perform services or be resident;

(b)	Make amendments of a procedural or “housekeeping” nature;

(c)	Change the termination and/or vesting provisions of a Restricted Share Unit granted under the Plan provided that the change does not entail an extension of the Expiry Date of the Restricted Share Unit beyond the original Expiry Date of the Restricted Share Unit; or

(d)	Suspend or terminate the Plan.

Any such amendments shall, if made, become effective on the date selected by the Board. The Board may not, however, without the consent of the Participants, or as otherwise required by law, alter or impair any of the rights or obligations under any Restricted Share Units theretofore granted.

8.4	Notwithstanding Section 8.3, approval of the holders of Shares will be required in order to:

(a)	Increase the maximum number of Shares reserved for issuance under the Plan:

(b)	Amend the determination of Fair Market Value under the Plan in respect of any Restricted Share Unit, or a cancellation and reissuance of Restricted Share Units so as to in effect amend the determination of Fair Market Value thereof;

(c)	Extend the Expiry Date of any Restricted Share Unit beyond the original Expiry Date;

(d)	Increase any limit on grants of Restricted Share Units to Insiders;

(e)	Expand the circumstances under which Restricted Share Units may be assigned or transferred as permitted by Section 9.1 hereof;

(f)	Amend the class of eligible participants under the Plan;

(g)	Amend the limits on grants of Restricted Share Units to non-executive directors;

(h)	Add any provision providing for financial assistance to Participants for the settlement of Restricted Share Units;

(i)	Amend this Section 8; or

(j)	Grant additional powers to the Board to amend the Plan or any Restricted Share Unit without the approval of holders of Shares.

8.5	The existence of any Restricted Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation's capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Corporation or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation, or any amalgamation, combination, merger or consolidation involving the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

8.6	Notwithstanding the provisions of this Article 8, should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

9.	NO TRANSFER OR ASSIGNMENT OF PARTICIPANTS' RIGHTS

9.1	Restricted Share Units are not assignable or transferable by a Participant in whole or in part, either directly, by operation of law or otherwise, except as provided in Section 9.2, and no right or interest of any Participant under the Plan or to receive any payment (whether in cash or Shares) hereunder shall be liable for or subject to any obligation or liability of such Participant.

9.2	Subject to the requirements of applicable law, a Participant may designate in writing an individual who is a dependent or relation of the Participant as a beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to applicable laws, alter or revise such designation from time to time. The original designation or any change thereto shall be in the form as the Board may, from time to time, determine.

10.	ADMINISTRATION

10.1	Nothing in the Plan or in any Grant Agreement shall be construed as giving any Participant the right to be retained in the employ of or as a Consultant to the Corporation or any of its Subsidiaries or any right to any payment whatsoever except to the extent of the benefits provided for by the Plan or the applicable Grant Agreement. The Corporation and its Subsidiaries expressly reserve the right to dismiss any Participant or terminate any Participant's status as a Consultant at any time. No reasonable notice or payment in lieu thereof will extend the period of employment for purposes of the Plan.

10.2	The Board may, to the extent permitted by law, and subject to regulatory approval, if any, at any time appoint a committee of the Board (the “Committee”) to, among other things, interpret, administer and implement this Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan (provided that if at any such time such a committee has not been appointed by the Board, this Plan will be administered by the Board). The Board will take such steps that in its opinion are required to ensure that the Committee has the necessary authority to fulfill its functions under this Plan. If a Committee is appointed for this purpose, all references to the term “Board” will be deemed to be references to the Committee, as applicable in the context used.

10.3	The Board may revoke the Committee’s authority hereunder at any time in the Board’s sole and absolute discretion and, in such event, the Board may exercise the powers, and/or delegate to such other committee of the Board as the Board considers appropriate, all or any of the powers conferred on the Committee under this Plan. In such event, the Board and/or the committee to which the Board has delegated such powers, will exercise the powers conferred on the Committee under this Plan. Any decision made or action taken by the Board and/or any committee to which the Board has delegated its powers hereunder arising out of or in connection with the administration or interpretation of this Plan in this context will be final and conclusive.

10.4	The Board may, to the extent permitted by law, and subject to regulatory approval, if any, delegate any of its administrative responsibilities under the Plan and powers related thereto to one or more persons including, without limitation, an officer of the Corporation (the “Administrator”), and all actions taken and decisions made by such Administrator in this regard shall be final, conclusive, and binding on all parties concerned, including but not limited to, the Corporation, the Participants, and any Beneficiary.

10.5	Subject to Sections 10.2, 10.3 and 10.4, the Plan shall be administered by the Board with the assistance of the Compensation Committee and the Chief Executive Officer as provided herein, and the Board has the sole and complete authority, in its discretion, to:

(a)	interpret the Plan and the Grant Agreements and prescribe, modify and rescind rules and regulations relating to the Plan and the Grant Agreements;

(b)	correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent it considers necessary or advisable for the implementation and administration of the Plan;

(c)	exercise rights reserved to the Corporation under the Plan;

(d)	determine whether and to the extent to which any Performance Criteria or other conditions applicable to the Vesting of Restricted Share Units have been satisfied or shall be waived or modified;

(e)	prescribe forms for notices to be prescribed by the Corporation under the Plan; and

(f)	make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of the Plan.

Subject to Sections 10.2 and 10.3, the Board's determinations and actions under this Plan are final, conclusive and binding on the Corporation, the Participants, any Beneficiary and all other persons.

10.6	All expenses of administration of the Plan shall be borne by the Corporation as determined by the Board.

10.7	Each Participant shall provide the Corporation, the Board and the Administrator (either individually or all, as applicable) with all information (including “personal information” as defined in the Personal Information Protection and Electronic Documents Act (Canada) or any applicable provincial privacy legislation) they require in order to administer the Plan or to permit the Participant to participate in the Plan (the “Participant Information”). The Corporation, the Board, and the Administrator may from time to time transfer or provide access to the Participant Information to a third party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing services to the Corporation in connection with the operation and administration of the Plan and provided further that such service provider agrees to take appropriate measures to protect the Participant Information and not to use it for any purpose except to administer or operate the Plan. The Corporation may also transfer and provide access to Participant Information to its Subsidiaries for purposes of preparing financial statements or other necessary reports and facilitating payment or reimbursement of Plan expenses. In addition, Participant Information may be disclosed or transferred to another party during the course of, or completion of, a change in ownership of, or the grant of a security interest in, all or a part of the Corporation or its Subsidiaries, provided that such party is bound by appropriate agreements or obligations and required to use or disclose the Participant Information in a manner consistent with this Section 9.5. The Corporation shall not disclose Participant Information except as contemplated in this Section 9.5 or in response to regulatory filings or other requirements for the information by a governmental authority or regulatory body or a self-regulatory body in which the Corporation participates in order to comply with applicable laws (including, without limitation, the rules, regulations and policies of the TSX, TSX-V and any other stock exchange on which the Shares are then listed and posted for trading) or for the purpose of complying with a subpoena, warrant or other order by a court, person or body having jurisdiction over the Corporation to compel production of the information. By participating in the Plan, each Participant acknowledges that Participant Information may be so provided as set forth above and agrees and consents to its provision on the terms set forth herein.

11.	LIABILITY

11.1	None of the Corporation, the Board, the Administrator or any person acting on their direction or authority shall be liable for any action or determination made in good faith pursuant to the Plan or any Grant Agreement under the Plan nor for anything done or omitted to be done by such person with respect to the price, time, quantity or other conditions and circumstances of the issuance or purchase of Shares under the Plan or with respect to any fluctuations in the market price of the Shares or in any other connection under the Plan.

12.	TAXES AND OTHER SOURCE DEDUCTIONS

12.1	The Corporation and its Subsidiaries shall not be liable for any tax imposed on any Participant or any Beneficiary as a result of the crediting, holding or redemption of Restricted Share Units, amounts paid or credited to such Participant (or Beneficiary), or securities issued or transferred to such Participant (or Beneficiary) under this Plan. It is the responsibility of the Participant (or Beneficiary) to complete and file any tax returns which may be required under any applicable tax laws within the period prescribed by such laws.

12.2	The Corporation and its Subsidiaries may withhold from any amount payable to a Participant or Beneficiary, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Corporation or the Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant or Beneficiary (the “Applicable Withholding Taxes”), and including amounts required to be withheld from a non-resident of Canada under regulation 105 of the Income Tax Act or otherwise.

13.	NO SHAREHOLDER RIGHTS AND UNFUNDED PLAN

13.1	Under no circumstances shall Restricted Share Units be considered Shares or other securities of the Corporation, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, including, without limitation, voting rights, dividend entitlement rights or rights on liquidation, nor shall any Participant be considered the owner of Shares by virtue of the award of Restricted Share Units.

13.2	The Plan shall be unfunded and the Corporation will not secure its obligations under the Plan. To the extent any Participant or his Beneficiary holds any rights by virtue of a grant of Restricted Share Units under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

14.	CURRENCY

14.1	All payments and benefits under the Plan shall be determined and paid in the lawful currency of Canada.

15.	GOVERNING LAW

15.1	The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

APPENDIX

Special Provisions Applicable to US Taxpayers

This Special Appendix sets forth special provisions of the Skeena Resources Ltd. Restricted Share Unit Plan (the “Plan”) that apply to Participants that are subject to Section 409A of the United States Internal Revenue Code of 1986, as amended. Terms defined in the Plan and used herein shall have the meanings set forth in the Plan document, as amended from time to time.

1.	Definitions

For purposes of this Special Appendix:

(a)	“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

(b)	“Section 409A” means Section 409A of the Code.

(c)	“US Taxpayer” means a Participant who is a citizen or permanent resident of the United States for purposes of the Code or a Participant for whom the compensation under this Plan would otherwise be subject to income tax under the Code.

2.	Compliance with Section 409A

(a)	2.1 In General. Notwithstanding any provision of the Plan to the contrary, it is intended that any payments under the Plan either be exempt from or comply with Section 409A, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Each payment made in respect of Restricted Share Units shall be deemed to be a separate payment for purposes of Section 409A. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under Section 409A), and neither the Corporation nor any Subsidiary of the Corporation shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any beneficiary) harmless from any or all of such taxes or penalties.

(b)	Settlement. Notwithstanding any other provision of the Plan, including but not limited to Sections 5.3, 7.2, 7.3. and 7.5, all amounts payable to a U.S. Taxpayer under this Plan, including, without limitation, the issuance or delivery of Shares or a lump sum cash payment, shall be paid or delivered no later than March 15th of the year immediately following the year in which the Vesting Date occurs in respect of the particular Restricted Share Unit.

(c)	Termination Event. Notwithstanding Section 7.3 of the Plan or otherwise, where the Participant's Termination Date occurs as a result of the Participant's death, any Restricted Share Units standing to the credit of such Participant that would otherwise have vested within one year of the Participant's death shall immediately become Vested Restricted Share Units and shall be settled within sixty (60) days following the Participant’s death and all other Restricted Share Units that are not yet vested as of the Participant's Termination Date shall terminate and become null and void as of such date.

3.	Amendment of Appendix

Notwithstanding Article 8 of the Plan, the Board shall retain the power and authority to amend or modify this Special Appendix to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A or to better comply with Canadian law. Such amendments may be made without the approval of any US Taxpayer.